Exhibit 4.4

MANAGING DEALER AGREEMENT

(the “Agreement”)

June 15, 2020

Dominic Baldini
Emerson Equity LLC
155 Bovet Road, Suite 725
San Mateo, CA 94402

Dear Mr. Baldini,

Accountable Healthcare America, Inc., a Delaware corporation (the “Company”) proposes to raise a maximum of $5,000,000 through the sale of up to 100 investment units (the “Units”) priced at $2.00 per unit, with each Unit consisting of 25,000 (twenty five thousand) shares of common stock and 12,500 (twelve thousand five hundred) warrants. Each whole Warrant will entitle the holder thereof to purchase one share of common stock at $2.50 per share. The offering of the units (the “Offering”) will be a non-public private placement transaction and will be made pursuant to Section 4(a)(2) or Rule 506 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) and through the use of a private placement memorandum together with any revisions, supplements or amendments (the “PPM”).

The Company and Emerson Equity LLC. (“EE”) may be referred to collectively herein as the “Parties.” The Company hereby confirms its agreement with EE which is set forth as follows:

1. Appointment of Managing Dealer

EE is hereby appointed as managing dealer (the “Managing Dealer”)1 for the Offering on an exclusive basis, and the Company shall not solicit any other broker/dealers to participate in the Offering, during the term of this Agreement. The Company will not sell any securities directly to the public for the term of this Agreement without EE’s prior written consent.

EE shall be entitled to solicit the services of other broker/dealers and reallocate a portion of its compensation described in this Agreement in connection with the Offering and performing its services hereunder, and as permitted by applicable law.

2. Solicitation

By accepting this Agreement, EE agrees to use its best efforts to solicit and sell, or cause to be solicited and sold, as the case may be, subscriptions for 100 of the Company’s Units in accordance with: (1) the terms and conditions of this Agreement, (2) the PPM and (3) the applicable federal and state securities laws and regulations in connection with the Offering.

The Company’s securities are only being offered to persons who are accredited investors within the meaning of the requirements of Sections 4(a)(2) and 4(a)(6) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated under the Act.

EE neither guarantees or offers assurance that there will be any sales of Units made through its efforts at the proposed prices and proposed terms described herein.

3. Solicitation Material

No sales literature may be used by EE or the Company other than the PPM or other Offering materials which have been approved in writing by the Company and EE, unless otherwise approved in writing by the Company.

EE shall not publicly solicit offers to purchase the Company’s securities in any manner that is inconsistent with securities laws and regulations. Before EE delivers the PPM or any other Offering materials to any prospective investor, each prospective investor shall have provided reasonable grounds that: (1) he or she is an “accredited investor” as defined under the Securities Act and Regulation D promulgated thereunder and (2) that such investor is sophisticated and otherwise qualified to invest in the Company’s securities.

4. Sale of Securities

The Company reserves the right to refuse to accept any and all subscriptions obtained by EE. No subscription will be deemed to be accepted by the Company until: (1) all necessary documents relating to such subscription have been received by the Company, (2) the Company has made appropriate blue-sky filings with the state of residence of such investor and the Company has indicated acceptance of the subscription. Subscription proceeds will be handled by the Company pursuant to the terms of the private placement memorandum.

5. Closing of Offering

At times mutually acceptable to the Parties, the Company may then proceed to accept subscriptions periodically, pursuant to the terms of the PPM and the subscription documents attached thereto, until the completion of the Offering (each, a “Closing.”)

6. Timing of Payment of Commissions

At each Closing of the first $100,000 in gross proceeds from the Offering, the Company shall remit concurrently to EE the amount of cash sales commissions to be paid to EE as the Managing Dealer pursuant to this Agreement with the payment of such proceeds of the Closings to the Company. Thereafter, the remaining amount of the cash sales commissions to be paid to EE as the Managing Dealer pursuant to this Agreement, if any, shall be payable by the Company at and contingent on the closing of the Combination (as defined in the PPM).

Any MDWs (as defined below) earned as part of the sales commissions payable to EE as the Managing Dealer pursuant to this Agreement shall be issuable at and contingent on the closing of the Combination.

7. Amount of Sales Commissions

The Company shall pay EE:

a.	A cash commission equal to 10% of the gross proceeds from the sale of all securities in the Offering, including subscriptions received by introductions made from the Company.

b.	Warrants to purchase shares of the Company’s common stock (the “Managing Dealer Warrants” or “MDWs”) in a share amount equal to 60% of the total number of warrants issued in the Offering (for a maximum number of MDWs of 750,000). 90% of the MDWs will be issued to Michael DiMeo or a nominee of his choice. 10% of the MDWs will be issued to EE or its nominee and shall have a six year term and an exercise price of $2.50 per share.

As an example, if the number of Units sold in the Offering is 100, then the Managing Dealer would be issued warrants to purchase 750,000 shares.

[If Termination occurs in accordance with Section 16 then the minimum number of Managing Dealer Warrants shall be exercisable into 10,000 shares.] The Company agrees that, at the direction of EE and in complete fulfillment of its obligations with respect to the MDWs under Sections 6 and 7 of this Agreement, it will issue the MDWs as described.

In the event prospective investors, who received a copy of the PPM from and were first introduced to the Company by EE or other participating broker/dealers solicited by EE during the Offering, ultimately purchase privately placed securities of the Company within a period of 18 months after the date of the termination of this Agreement, the Company shall deliver to EE the same compensation which EE would have been entitled had such transactions been included in the Offering.

The Parties confirm that the terms stated in this section are correct:

Initialed by the Company: _M.B._    Initialed by Managing Dealer: __

8. Expenses of the Offering

The Company and the Managing Dealer shall each bear its own costs. The Company will bear the cost for its legal counsel expense and state filing fees for the qualification of the Offering under state securities laws in such states as may be required, the cost of printing the PPM and other Offering materials in such number as EE and the Company may determine to be appropriate, and fees of the Escrow Agent. For the avoidance of doubt, EE will bear the costs of its legal counsel in connection with the Offering.

9. Effectiveness of Agreement

This Agreement will become effective as of the date that the Company and EE both execute and deliver this Agreement.

10. Indemnification and Contribution

a.	EE hereby indemnifies and holds harmless the Company, its agents, employees, attorneys, officers, and directors, and each person who controls the Company within the meaning of Section 15 of the Securities Act (collectively, the “Company Indemnified Persons”) against any and all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation and counsel fees) related to or arising out of:
i.	any breach by EE of the representations, warranties or covenants by EE contained in or made pursuant to this Agreement,

ii.	the failure by EE:
1.	to give, deliver or send a copy of the PPM (as may be supplemented or amended from time to time) as appropriate to any person to whom the Company's securities are offered or sold or
2.	to offer and sell the Company’s securities in accordance with the provisions of and applicable rules, regulations and published administrative interpretations under Section 4(a)(2) of the Securities Act and the securities or blue-sky laws of any jurisdiction in which the Company’s securities are offered or sold by or through EE,
iii.	any unauthorized representations made by EE or any of its agents or representatives or
iv.	any unauthorized conduct which adversely affects the availability of exemption from registration under the Securities Act or the rules and regulations thereunder or any provisions of the laws of any jurisdiction.
b.	The Company agrees to indemnify and hold harmless EE, and its affiliates, directors, officers, agents, attorneys, and employees, and each other person, if any, controlling EE or any of their respective affiliates (collectively, the “EE Indemnified Persons” and, together with the Company Indemnified Persons, the “Indemnified Persons”), from and against any losses, claims, damages, liabilities or expenses (or actions, including shareholder actions, in respect thereof) related to or arising out of such engagement or EE’s role in connection therewith, and will reimburse the Indemnified Persons for all reasonable out-of-pocket expenses (including any EE Indemnified Person’s counsel fees and expenses subject to court approval) as they are incurred by the EE Indemnified Persons in connection with investigating, preparing or defending any such action or claim, whether or not in connection with pending or threatened litigation in which EE or any other EE Indemnified Person is a party. The Company will not, however, be responsible to any EE Indemnified Persons for any losses, claims, damages, liabilities, or expenses which resulted from the EE Indemnified Person’s gross negligence, willful misconduct, bad faith or the actions set forth in Section 10(a) above.

The Company also agrees that none of the EE Indemnified Persons shall have any liability to the Company for or in connection with the services or matters pertaining to this Agreement except for any such liability for losses, claims, damages, liabilities or expenses incurred by the Company that results from any Indemnified Person’s gross negligence, willful misconduct, bad faith or the actions set forth in Section 10(a) above.

If the foregoing indemnity is unavailable or insufficient to hold the EE Indemnified Persons harmless, then the Company shall contribute to the amount paid or payable by the EE Indemnified Persons, in respect of the EE Indemnified Persons, for losses, claims, damages, liabilities, or expenses in such proportion as appropriately reflects the relative benefits received by, and fault of, the Company, on the one hand and the EE Indemnified Persons, on the other, in connection with the matters as to which such losses, claims, damages, liabilities or expenses relate and other equitable consideration; provided, however, the Company agrees that the aggregate contribution of all EE Indemnified Persons shall in all cases be not more than the amount of fees actually received by EE for its services.

The foregoing Agreement shall be in addition to any rights that any Indemnified Person may have at common law or otherwise.

If any action, proceeding, or investigation is commenced as to which an Indemnified Person demands indemnification, the Indemnified Person shall have the right to retain counsel of its own choice to represent it (subject to the approval of the other Party which shall not be unreasonably withheld), the other Party shall pay the reasonable fees and expenses of such counsel, and such counsel shall to the extent consistent with its professional responsibilities cooperate with the other Party and any counsel designated by the other Party; provided that the other Party shall not be responsible for the fees and expenses of more than one counsel; provided further that the other Party shall not be liable for any settlement of any action, proceeding or intervention effected without its consent.

c.	Promptly after receipt by an Indemnified Person under this Section of notice of the commencement of any action, proceeding or investigation, such Indemnified Person will, if a claim in respect thereof is to be made against the Indemnified Person under this Section, notify the other Party in writing of the commencement thereof, but the omission so to notify the other Party will not relieve it from any liability which it may have to any Indemnified Person otherwise than under this Section. In case any such action is brought against any Indemnified Person it notifies the other Party of the commencement thereof, the other Party will be entitled to participate in, and to the extent that it may wish, jointly with any other indemnifying party, similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Person, under joint control thereof over the defense in conjunction with the Indemnified Person and after notice from the other Party to such Indemnified Person, of its election so to assume the defense thereof, the other Party will not be liable to such Indemnified Person under this Section for any legal or other expenses subsequently incurred by such Indemnified Person in connection with the defense thereof other than reasonable costs of investigation and the Indemnified Person may, but shall not be obligated to, participate in the defense of its own expense with its own counsel.

11. Representations and Warranties of Managing Dealer

In addition to meeting any conditions specified elsewhere herein, EE represents and warrants to the Company that:

a.	EE is duly registered pursuant to the provisions of the Securities Exchange Act of 1934 as a broker-dealer and is duly registered as a broker dealer in those states where required and EE agrees to comply with all statutes and other requirements applicable to it as a broker dealer pursuant to those registrations and is legally authorized under all applicable laws to engage in the activities contemplated hereby and receive compensation therefor as herein contemplated;
b.	EE is a member in good standing of the FINRA; and
c.	This Agreement, when executed and delivered by EE, is duly authorized, executed and delivered by EE and is a valid and binding agreement on EE’s part.

12. Covenants of Managing Dealer

In addition to meeting the commitments it agrees to elsewhere in this Agreement, EE covenants and agrees that it will:

a.	Diligently make or cause to be made the inquiries required by law of all prospective investors in order to confirm that they meet the suitability standards set forth in the PPM, to confirm to the best of its ability that the investment is suitable for the prospective investor, and to solicit only residents in states in which the Offering is qualified for exemption from registration;
b.	Contact only prospective investors with whom EE or its representatives have a pre-existing relationship, or who are referrals from those pre-existing relationships, or who are existing shareholders of the Company, or who are referrals from the Company;
c.	Deliver or cause to be delivered a copy of the PPM prior to or simultaneously with soliciting a prospective investor to purchase securities;
d.	Cause, to the best of its ability, all subscription documents to be properly and accurately completed by all purchasers of securities;
e.	Transmit all executed subscription documents and payments received from purchasers of securities directly to the Escrow Agent;
f.	Not give any information or make any representation in connection with the sale of the securities other than as contained in the PPM, or as approved in writing by the Company; and
g.	Immediately notify the Company and cease to offer and sell securities of the Company if either of representations or warranties in Section 11(a) and (b) fail to be true and correct at any time during the term of this Agreement.

13. Covenants of the Company

a.	The Company will use all reasonable efforts to promptly prepare the PPM in form and substance reasonably satisfactory to EE. In connection with the PPM and other matters pertaining to the Offering, the Company and its officers, accountants, and counsel shall furnish to EE and EE’s counsel such information and documents as may be reasonably requested.
b.	[In the event the Company terminates its Chief Executive Officer with or without cause, or if the Chief Executive Officer resigns within six (6) months after the completion of the Offering, the Company will use commercially reasonable efforts to hire a suitable replacement as soon as practically possible.]
c.	The Company has not engaged any finder who was not a registered broker dealer in connection with the proposed Offering. The Company will indemnify EE with respect to any claim for finder’s or similar fees in connection with the Offering. The Company represents and warrants that it has not promised or represented to any person that any portion of the Units will be directed or otherwise made available to such person in connection with the Offering.

d.	Until the completion or termination of the Offering, the Company will notify EE promptly of the occurrence of any event which might materially affect the Offering or the status of the Company.
e.	Proceeds from the Offering will be used by the Company as described in the PPM.
f.	[The Company has furnished a completed and executed a due diligence outline in the form presented to the Company by EE (the “Due Diligence Outline”) and all items requested by the Due Diligence Outline to EE except as otherwise brought to EE’s attention in writing. The Company represents that its responses to the Due Diligence Outline are accurate. In the event any of the responses provided by the Company pursuant to the Due Diligence Outline materially change prior to or during the Offering, the Company will promptly notice EE in writing of the change together with all material details and copies of relevant documents.]
g.	[The Company has furnished completed and executed due diligence questionnaires in the form presented to the Company by EE (the “D&O Questionnaires”) from each officer, director and also from each shareholder who beneficially holds 10% or more of a class of the Company’s stock. The Company has reviewed all of the completed D&O Questionnaires and any attached materials and warrants that they are accurate.]
h.	Subject to all applicable federal and state securities laws, the Company will facilitate all transfers between assignees of the shares contained within the Units, and any MDWs issued to the Managing Dealer and its designees at the Company’s expense.
i.	EE and the Company will advise each other immediately and confirm in writing the receipt of any threat of or the initiation of any steps or proceedings which would impair or prevent the right to offer the Company’s securities, or the issuance of any orders or other prohibitions preventing or impairing the proposed offering by the Securities and Exchange Commission or any other regulatory authority. In the case of the happening of any such event, the Company will not acquiesce to such steps, proceedings or suspension orders, but will actively defend any such actions or orders unless the Company determines in good faith after consultation with EE to acquiesce to such actions or orders.

14. The Securities and Rule 144

The securities will be described completely and accurately in the Company’s PPM.

After receiving a written request from a shareholder to remove a restrictive legend on shares received from exercising the warrants included in the Units, the Company will, at the holder’s expense, provide any and all required legal opinions to the satisfaction of the Company’s stock transfer agent for the removal of the restrictive legend from any stock certificates under Rule 144 as soon as possible. The Company shall instruct its transfer agent to promptly process the request for removal of the restrictive legend(s).

15. New Releases and Publicity

From the date of this Agreement until the completion or termination of the Offering, without the prior review of EE, the Company and its officers, directors, and agents shall not release or distribute any press release, statement to any media representative, promotional material, public announcement, shareholder letter, or any other communication intended for general distribution (including but not limited to communications made by electronic mail or over the Internet) (collectively, “Press Releases”), except for communications required by the Securities and Exchange Commission and earnings releases. At no time shall the Company name EE in any Press Releases or in any other written or oral communication without the express written consent of EE. However, the foregoing shall not prohibit discussions, releases or other publicity which is in the Company’s normal course of business or as required by law.

16. Termination; Survival

The Company or the Managing Dealer may terminate this Agreement for any reason at any time (a “Termination”) upon five (5) days written notice. Upon such notice of Termination, EE shall cease offering and selling securities of the Company and EE shall continue to have the right to receive all earned but unpaid compensation or reimbursement as set forth in this Agreement at the time of Termination. Subject to Section 17, upon such Termination, neither Party shall have any other liability to the other.

17. Representations and Indemnities to Survive Delivery

Sections 6, 7, 10, 11, 16, 17, 18, 19, 20, 24 and 25 of this Agreement will remain in full force and effect and will survive delivery of and payment for the Company's securities.

18. Confidentiality

The parties acknowledge and agree that this Agreement and the terms and conditions hereof are confidential and will not be disclosed to anyone other than the parties' respective officers, directors, board observers, and professional advisors, including accountants and attorneys.

Notwithstanding the above, if the Company is required by the Securities and Exchange Commission, or any other state or federal regulatory agency or securities exchange to disclose the existence or terms of this Agreement, the Company shall, to the extent feasible, provide EE a reasonable period of time before such disclosure is made to comment on any disclosure.

Except as contemplated by the terms hereof by applicable law, EE will keep strictly confidential for a period of one year from the date hereof all non-public information (“Confidential Information”) concerning the Company provided to EE. Notwithstanding the preceding sentence, no such obligation of confidentiality will apply to Confidential Information that: (a) is in the public domain as of the date hereof or hereafter enters the public domain without a breach of this section by EE; (b) was known or became known by EE prior to the Company's disclosure thereof EE, as demonstrated by EE's written records; (c) becomes known to EE from a source other than the Company, where such source did not breach its own obligation of confidentiality to the Company; or (d) is independently developed by EE, as demonstrated by EE's written records.

19. Governing Law; Arbitration

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of [Delaware], without regard to its choice-of-law or conflicts-of-law rules. Other than with respect to any equitable remedies available to the parties with respect to alleged breaches of Section 18, all claims, disputes and other matters in question arising out of, or relating to, this Agreement or the performance hereof, shall be submitted to, and determined by, arbitration if good faith negotiations among the parties hereto, if any, do not resolve such claim, dispute or other matter. Such arbitration shall proceed in accordance with the then-current rules for arbitration established by Judicial Arbitration Mediation Services, Inc. ("JAMS"), unless the parties hereto mutually agree otherwise, and pursuant to the following procedures: (i) the Company on the one hand and the Managing Dealer on the other hand shall appoint an arbitrator from the JAMS panel of retired judges, and those party-appointed arbitrators shall appoint a third arbitrator from the JAMS panel of retired judges within ten (10) days. If the party-appointed arbitrators fail to appoint a third arbitrator within the ten (10) days, such third arbitrator shall be appointed by JAMS in accordance with its rules; (ii) reasonable discovery shall be allowed in arbitration;

(iii) all proceedings before the arbitrators shall be held in [San Francisco, California]; (iv) the award rendered by the arbitrators shall be final and binding, and judgment may be entered in accordance with applicable law and in any court having jurisdiction thereof; (v) the award rendered by the arbitrators shall include (a) a provision that the prevailing party in such arbitration recover its costs relating to the arbitration and reasonable attorneys' fees from the other party, (b) the amount of such costs and fees, and

(c) an order that the losing party pay the fees and expenses of the arbitrators. The arbitrator shall be the arbitration tribunal expressly prohibited from awarding punitive damages in connection with any claim being resolved by arbitration hereunder.

20. Notices

Any notice, request, instruction, or other document required by the terms of this Agreement, or deemed by any of the Parties to be desirable, to be given to any other Party shall be in writing and shall be given by personal delivery, overnight delivery, or mailed by registered or certified mail, postage prepaid, with return receipt requested, pursuant to the following: if to EE, to the person and address first set forth above; if to the Company, the person and address first set forth below on the signature page of this Agreement. These persons and addresses maybe changed from time to time by a notice sent as aforesaid. If notice is given by personal delivery or overnight delivery in accordance with the provisions of this Section, said notice shall be conclusively deemed given in the time of such delivery provided a receipt is obtained thorn the recipient. If notice is given by mail in ascendance with the provisions of this Section, such notice shall be conclusively deemed given upon receipt and delivery or refusal.

21. Modification and Waivers

No modification or waiver of any term hereof shall be effective unless in writing, signed by the party to be charged.

22. Multiple Counterparts; Facsimile Signatures

This Agreement is made, and may be executed, in multiple counterparts, each of which shall constitute an original hereof. The Parties agree that this Agreement may be executed by facsimile signatures and such signatures shall be deemed originals.

23. Assignability

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs and successors but shall not be assignable by a Party without the prior written consent of the other Party.

24. Attorneys’ Fees.

If either Party files any action or brings any proceeding against the other arising out of this Agreement, the prevailing Party shall be entitled to reasonable attorneys’ fees.

25. Recitals.

The recitals set forth in the beginning of this Agreement are binding and incorporated into this Agreement by this reference. If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon it will become a binding agreement between us in accordance with its terms.

Very truly yours.

Accountable Healthcare America, Inc.

By: /s/ Michael Bowen

Michael Bowen

Chief Financial Officer

Emerson Equity LLC

By:  /s/ Dominic Baldini

Name: Dominic Baldini

Title: Chief Executive Officer